02021983

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Killarney Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1152-1154
(No. and Street)

New York (City) NY (State) 10169-1141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Errol H. Brick (212) 949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor (Address) New York (City) NY (State) 10022-5892 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 2 2 2002 WASH. D.C. 180 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 9 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Errol H. Brick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killarney Securities Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES J. LAROCCA
Notary Public, State of New York
No. 01LA6059617
Qualified in Suffolk County
Commission Expires May 29, 2003

Signature

President
Title

Notary Public
August 1, 2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2002 AND 2001

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2002 AND 2001

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS 3

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS .... 6 - 8

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 9

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 10

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION .... 11 - 12

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2002 and 2001 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

July 22, 2002
New York, New York

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2002	June 30, 2001
ASSETS		
Cash and cash equivalents	$ 108,619	$ 26,002
Accounts receivable	578	-
Due from Killarney Advisors Incorporated	96,398	96,473
Other assets	46	6,538
Securities, at fair value (cost $3,300)	3,300	3,300
	$ 208,941	$ 132,313
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 16,526	$ 10,782
Other liabilities	1,314	1,314
Total liabilities	17,840	12,096
Commitments and contingencies (Notes 2, 4, 5 and 6)		
Shareholder's equity	191,101	120,217
	$ 208,941	$ 132,313

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended June 30,	
	2002	2001
Revenue	$ 723,165	$ 61,304
Expenses		
Occupancy and administrative costs (Note 5)	600,000	80,000
Professional fees	36,170	30,061
Office expenses	8,486	3,526
Dues and subscriptions	2,304	6,692
Miscellaneous	1,244	2,045
	648,204	122,324
Income (loss) before provision for income taxes	74,961	(61,020)
Provision for income taxes	4,077	8,379
Net income (loss)	$ 70,884	$ (69,399)

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2001 AND 2002

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2000	$ 5	$ 10,495	$ 179,116	$ 189,616
Net loss, year ended June 30, 2001	-	-	(69,399)	(69,399)
Balance, June 30, 2001	5	10,495	109,717	120,217
Net income, year ended June 30, 2002	-	-	70,884	70,884
Balance, June 30, 2002	$ 5	$ 10,495	$ 180,601	$ 191,101

[1] Par value $.01 per share, 1,000 shares authorized, 500 shares issued and outstanding

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	Year ended June 30, 2002	Year ended June 30, 2001
Cash flows from operating activities		
Net income (loss)	$ 70,884	$ (69,399)
Changes in operating assets and liabilities		
Accounts receivable	(578)	20,415
Due from Killarney Advisors Incorporated	75	(96,757)
Other assets	6,492	(6,538)
Accrued expenses	5,744	(4,648)
Net cash provided by (used in) operating activities	82,617	(156,927)
Net increase (decrease) in cash and cash equivalents	82,617	(156,927)
Cash and cash equivalents, beginning of year	26,002	182,929
Cash and cash equivalents, end of year	$ 108,619	$ 26,002
Supplemental disclosure of cash flow information		
Income taxes paid	$ 2,880	$ 8,379

The accompanying notes are an integral part of these financial statements.

1 Significant accounting policies

Organization

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States through an office located in New York City. The Company's principal business activities include Municipal Securities broker, private placements of securities and investment banking advisory services to institutional customers. On November 25, 1997, the Company was licensed as a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company carries no customer funds and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Revenue recognition

Revenue is recognized when earned and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents, include bank deposits due on demand and money market funds, which invest principally in U.S. government securities.

Income taxes

On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes, although New York State assesses a reduced corporate tax on S Corporation taxable income while retaining the tax assessed to an S Corporation's shareholders. No such election, however, is available for New York City purposes. Applicable New York State and City income taxes have been provided for in the accompanying financial statements.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted. Deferred income taxes have not been provided for in the accompanying financial statements since they are not significant.

The Company has elected the cash basis of accounting for Federal, state and local income tax purposes. Additionally, the Company maintains a June 30 year-end for financial reporting purposes and a December 31 year-end for income tax reporting purposes.

1 **Significant accounting policies** (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2 **Securities**

In April 2000, the Company purchased three hundred (300) warrants that allows the Company to acquire shares of The NASDAQ Stock Market, Inc. common stock owned by the NASD. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock will be $13 in installment one, $14 in installment two, $15 in installment three and $16 in installment four. Each installment is exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock are non-transferable for a period of six months following the issue date. The Company's management estimates that the fair value of these warrants approximates their cost.

3 **Income taxes**

The provision for income taxes is summarized as follows:

	Year ended June 30,	
	2002	2001
New York City General Corporation Tax	$ 3,977	$ 8,279
New York State Franchise Tax	100	100
	$ 4,077	$ 8,379

4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At June 30, 2002, the Company had net capital of $90,558, which was $85,558 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .20:1.

5 Related party transactions

The Company shares office facilities with Killarney Advisors Incorporated ("Advisors", a corporation wholly-owned by the Company's sole shareholder) and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such costs, which are included as occupancy and administrative costs in the accompanying statements of operations, totaled $600,000 and $80,000 for the years ended June 30, 2002 and 2001, respectively. Revenue that is subject to NASD regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors. Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due to affiliate at June 30, 2002 and 2001.

6 Concentrations

During the year ended June 30, 2002, the Company had 4 clients that accounted for 88% of the Company's revenue. During the year ended June 30, 2001, the Company had 4 clients that accounted for 100% of the Company's revenue.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Killarney Securities Corporation as of and for the year ended June 30, 2002, and have issued our report thereon dated July 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

July 22, 2002
New York, New York

KILLARNEY SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

JUNE 30, 2002

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL				
Total shareholder's equity			$	191,101
Less non-allowable asset				
Securities	$	3,300		
Due from Killarney Advisors Incorporated		96,398		
Other assets		46		
				99,744
Total net capital before haircuts				91,357
Less haircut on securities				
Other securities				799
Total net capital			$	90,558
AGGREGATE INDEBTEDNESS				
Total aggregate indebtedness			$	17,840
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS				
Minimum net capital required (6 2/3% of $17,840)			$	1,189
Minimum dollar net capital requirement			$	5,000
Net capital requirement			$	5,000
Excess net capital			$	85,558
Excess net capital at 1,000%			$	88,774
Ratio of aggregate indebtedness to net capital				.20:1

There were no material differences between the calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Killarney Securities Corporation (the "Company") for the year ended June 30, 2002, we considered its internal control structure for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures (including tests of compliance with such practices and procedures) referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hays & Company LLP

Board of Directors and Shareholder
Killarney Securities Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

July 22, 2002
New York, New York